UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

LOGILITY, INC.

(Name of Subject Company)

LOGILITY, INC.

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, GA 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With a copy to:

Lizanne Thomas

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309

(404) 581-8411

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	1

ITEM 4.	THE SOLICITATION OR RECOMMENDATION	1

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This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 22, 2009 with the Securities and Exchange Commission (the “Commission”) by Logility, Inc., a Georgia corporation (“Logility” or the “Company”), as amended and supplemented by Amendment No. 1 filed by Logility with the Commission on June 18, 2009 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”), to purchase all of the outstanding shares of the Company’s common stock, without par value (“Common Stock”), not currently owned by American Software at a price of $7.02 per share, net to the seller in cash (the “Offer Price”), without interest. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009 (the “Schedule TO”).

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby revised and supplemented as follows:

The following replaces the first paragraph under the heading “Special Committee”:

Due to American Software’s majority interest in the Common Stock, the Company’s Board of Directors recognized the potential for conflict of interest between the Company and American Software, and, on March 20, 2009, appointed a special committee of directors who are unaffiliated with American Software, consisting of Frederick E. Cooper, Parker H. Petit and John A. White (the “Special Committee”), to review, evaluate and make recommendations to the shareholders of the Company (other than American Software and its affiliates) and the Board of Directors of the Company with respect to the Offer. The Board of Directors also delegated to the Special Committee its responsibility and authority to determine the fairness of the Offer to the shareholders of the Company (other than American Software and its affiliates) and authorized the Special Committee to retain, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties. On May 4, 2009, Mr. Cooper resigned from the Special Committee for personal reasons.

ITEM 4.	The Solicitation or Recommendation

Item 4 is hereby revised and supplemented as follows:

The following replaces the second paragraph under the heading “Recommendation”:

The Special Committee, pursuant to the authority granted to it by the Board of Directors, has unanimously determined that the Offer is fair to the shareholders of the Company, other than American Software and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOGILITY, INC.

By:	/s/ James R. McGuone
Name: Title:	James R. McGuone Vice President, General Counsel and Secretary

Dated: June 24, 2009

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